FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 15th April 2010

ROYAL DUTCH SHELL PLC

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following information and documents were published, or made available to the public, over the 12 months from 14 March 2009 to and including 13 March 2010 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

This annual information is provided pursuant to Prospectus Rule 5.2.3G made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither Royal Dutch Shell (“the Company”), nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein.  The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Announcements made via a Regulatory Information Service

Date	Description of Contents of Announcement
16/03/2009	Holding(s) in Company
17/03/2009	March 2009 strategy update
17/03/2009	Filing of Annual Report and Form 20-F
20/03/2009	Holding(s) in Company
23/03/2009	Holding(s) in Company
26/03/2009	Holding(s) in Company
27/03/2009	Advance Notice First Quarter Results and Dividend
30/03/2009	Voting Rights and Capital
31/03/2009	Director Declaration
15/04/2009	Annual Information Update
20/04/2009	Annual Financial Report
29/04/2009	1st Quarter 2009 Interim Dividend
29/04/2009	1st Quarter 2009 Unaudited Results
30/04/2009	Voting Rights and Capital
01/05/2009	Director/PDMR Shareholding
05/05/2009	Director/PDMR Shareholding
19/05/2009	Result of AGM
21/05/2009	Director/PDMR Shareholding
26/05/2009	Directorate change
26/05/2009	Director Declaration
27/05/2009	EC Reorganisation
29/05/2009	Voting Rights and Capital
16/06/2009	Director/PDMR Shareholding
25/06/2009	Director/PDMR Shareholding
29/06/2009	Voting Rights and Capital
02/07/2009	Holding(s) in Company
30/07/2009	2nd Quarter 2009 Dividend Announcement
30/07/2009	Half Yearly Financial Report
30/07/2009	2nd Quarter 2009 Results
30/07/2009	Voting Rights and Capital
06/08/2009	Holding(s) in Company
06/08/2009	Holding(s) in Company
20/08/2009	Holding(s) in Company
28/08/2009	Voting Rights and Capital
11/09/2009	Director/PDMR Shareholding
11/09/2009	Directorate Change
25/09/2009	Notice of Results
28/09/2009	New accounting segmentation
30/09/2009	Voting Rights and Capital
29/10/2009	Q3 2009 Dividend Announcement
29/10/2009	3rd Quarter 2009 Unaudited Results
29/10/2009	Intended Financial Calendar 2010
30/10/2009	Voting Rights and Capital
03/11/2009	Director/PDMR Shareholding
04/11/2009	Director/PDMR Shareholding
09/11/2009	Director/PDMR Shareholding
23/11/2009	Qatar set to be new heartland for Shell
25/11/2009	Holding(s) in Company
30/11/2009	Voting Rights and Capital
11/12/2009	Director/PDMR Shareholding
18/12/2009	Advance Notice of Q4 results announcement
23/12/2009	Holding(s) in Company
04/01/2010	Voting Rights and Capital
12/01/2010	Holding(s) in Company
20/01/2010	Holding(s) in Company
26/01/2010	Holding(s) in Company
29/01/2010	Voting Rights and Capital
04/02/2010	4th Quarter and Full Year
04/02/2010	4th Quarter 2009 Interim Dividend
04/02/2010	Holding(s) in Company
09/02/2010	Director/PDMR Shareholding
18/02/2010	Holding(s) in Company
25/02/2010	Holding(s) in Company
26/02/2010	Voting Rights and Capital
05/03/2010	Director/PDMR Shareholding
08/03/2010	Discussions underway to acquire Arrow Energy Limited
08/03/2010	Director/PDMR Shareholding
11/03/2010	Directorate Change

Details of all regulatory announcements can be found in full on the London Stock Exchange website at: www.londonstockexchange.com

2. Documents filed at Companies House

Date	Document Type	Description
02/04/2009	353a	Location of Register of Members
04/05/2009	AA	Interim Accounts made up to 31/03/09
22/05/2009	288b	Resignation of Director
22/05/2009	Resolution	Dis-application of pre-emption rights
Authority to purchase shares
Authority to allot shares
07/06/2009	288b	Resignation of Director
24/06/2009	288a	Appointment of Director
14/07/2009	AA	Group Accounts made up to 31/12/08
08/08/2009	AA	Interim Accounts made up to 30/06/09
06/10/2009	AD02	Notification of SAIL
06/10/2009	AD03	Register(s) moved to SAIL address
03/11/2009	AD03	Register(s) moved to SAIL address
03/11/2009	AR01	Annual Return plus Bulk List
04/11/2009	AA	Interim Accounts made up to 30/09/09
08/02/2010	AA	Interim Accounts made up to 31/12/09

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ

3. Documents published or sent to shareholders or filed with the UKLA Document Viewing Facility

Date	Description
17/04/2009	Annual Report and Form 20-F for the year ended December 31, 2008, Annual Review and Summary Financial Statements 2008, Notice of 2009 AGM, Proxy Forms and Notice of Availability
20/05/2009	Resolutions passed at 2009 AGM

Documents submitted to the FSA can be viewed at the Document Viewing Facility situate at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

4. Documents lodged with the Authority for Financial Markets ("AFM") and Euronext Amsterdam Stock Exchange

The Company is listed on the Euronext Amsterdam Stock Exchange and the Regulatory Information Releases sent to the Euronext Amsterdam Stock Exchange (see www.euronext.nl) are identical to those released to the London Stock Exchange (see 1 above) and the New York Stock Exchange (see 5 below).

In addition thereto, the Company has submitted the filings listed below to the Authority for Financial Markets ("AFM"):

Date	Description
17/03/2009	Strategy Update
29/04/2009	1st Quarter 2009 Results
29/04/2009	Q1 2009 Quarterly Dividend Announcement
26/05/2009	Announcement of directorate change
27/05/2009	Announcement of new senior management structure
30/07/2009	2nd Quarter 2009 Results
30/07/2009	Q2 2009 Quarterly Dividend Announcement
25/08/2009	Notice of Results
28/09/2009	New Accounting Segmentation
29/10/2009	3rd Quarter 2009 Results
29/10/2009	Q3 2009 Quarterly Dividend Announcement
29/10/2009	Intended Financial Calendar 2010
23/11/2009	Qatar set to be new heartland for Shell
18/12/2009	Notice of Results
04/02/2010	4th Quarter and Full Year 2009 Results
04/02/2010	Q4 2009 Quarterly Dividend Announcement
08/03/2010	Discussions underway to acquire Arrow Energy Limited
11/03/2010	Nomination of Charles O. Holliday as a Non-executive Director

Full details of the filings can be found at: www.afm.nl

5. Documents lodged with the Securities and Exchange Commission

The company is listed on the New York Stock Exchange and the Regulatory Information Releases sent to the New York Stock Exchange are identical to those released to the London Stock Exchange (see 1 above) and the Euronext Amsterdam Stock Exchange (see 4 above).

The Company has submitted filings to the US Securities and Exchange Commission (“SEC”):

Date	Format	Description
16/03/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/03/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/03/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
17/03/2009	20-F	Annual Report and transition report of foreign private issuers [Sections 13 or 15d]
17/03/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
17/03/2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
18/03/2009	424B3	Prospectus [Rule 424 (b) (3)]
18/03/2009	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
19/03/2009	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
19/03/2009	424B5	Prospectus [Rule 424 (b) (5)]
20/03/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
24/03/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
27/03/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
27/03/2009	8-A12B	Registration of securities [Section 12 (b)]
01/04/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
17/04/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
20/04/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
29/04/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
29/04/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
05/05/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
06/05/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
06/05/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
26/05/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
26/05/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
26/05/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
27/05/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
27/05/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
17/06/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
26/06/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
06/07/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
06/07/2009	11-K	Annual Report of employee stock purchase, savings and similar plans
30/07/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
30/07/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
03/08/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
07/08/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
07/08/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
21/08/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
11/09/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
11/09/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
14/09/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
15/09/2009	424B3	Prospectus [Rule 424 (b) (3)]
16/09/2009	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
17/09/2009	424B5	Prospectus [Rule 424 (b) (5)]
24/09/2009	8-A12B	Registration of securities [Section 12 (b)]
29/10/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
29/10/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
04/11/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
04/11/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
05/11/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
09/11/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
23/11/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
27/11/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
14/12/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
29/12/2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
13/01/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
21/01/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
26/01/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
29/01/2010	SC13G	Statement of acquisition of beneficial ownership by individuals
04/02/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
04/02/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
05/02/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
10/02/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
18/02/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
26/02/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
08/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
08/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
09/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]
11/03/2010	6-K	Report of foreign issuer [Rules 13a-16 and 15d –16]

Full details of the filings can be found on the SEC’s website at:
www.sec.gov/cgi-bin/browse-edgar?company=Royal+Dutch+Shell&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany

6. Documents lodged with the Other Regulators

The Company has not submitted filings to other Registrars, Regulators and Banks

Date	Description of Contents of Announcement
None

7. Further information

Further general information on Royal Dutch Shell plc can be found at our website: www.shell.com

Further enquiries contact:	Mark Edwards Deputy Company Secretary Royal Dutch Shell plc Shell Centre London SE1 7NA 020 7934 2817 15th April, 2010

15th April, 2010

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 15 April 2010